Exhibit 99.1

News Release

Orla Mining Achieves Record Quarterly Production Propelling Company Above 300,000 Ounces for 2025, setting up a Catalyst-Rich 2026

VANCOUVER, BC, Jan. 20, 2026 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an operational update for the fourth quarter and year ended December 31, 2025, as well as 2026 guidance.

Orla exceeded its revised annual consolidated production guidance of 265,000 to 285,000 ounces of gold producing 300,620 oz in 2025. The Company anticipates full year 2025 all-in sustaining ("AISC")1 to be within the revised guidance range of $1,350-$1,550 /oz.

(All amounts expressed in millions of US dollars, as at December 31, 2025, and are unaudited)

Fourth Quarter and Full Year Operational Update

Total Gold Production & Sales		Q4 2025	FY 2025[2]	FY 2025 Revised Guidance
Total Gold Produced	oz	95,405	300,620	265,000 – 285,000
Total Gold Sold	oz	92,889	297,013

Musselwhite, Canada
Ore Milled	tonnes	361,407	1,089,896
Milled Ore Gold Head Grade	g/t	6.77	6.04
Gold Produced	oz	75,818	203,856[2]	170,000 – 180,000[2]
Gold Sold	oz	73,910	198,970

Camino Rojo, Mexico
Ore Stacked	tonnes	1,862,807	8,938,173
Stacked Ore Gold Grade	g/t	0.47	0.54
Gold Produced	oz	19,587	96,764	95,000 – 105,000
Gold Sold	oz	18,979	98,043

"Thanks to the effort and dedication of our people across the business, we successfully exceeded our annual production guidance -- delivering more than 300,000 ounces for the first time in our history. The strength of our diversified portfolio was clearly demonstrated in the second half of 2025, driven by outstanding execution by our operations teams in Mexico and Canada. Despite short-term challenges at Camino Rojo, the operation has fully rebounded, and Musselwhite's exceptional production performance in our first ten months of ownership propelled us to record annual production.

Our 2026 guidance reflects strong gold production and sustained investment to accelerate growth at Musselwhite, South Carlin, and Camino Rojo. Together, these priorities position us to deliver long-term value through disciplined execution of a high-quality pipeline of opportunities."

-       Jason Simpson, President and Chief Executive Officer, Orla Mining

Musselwhite Operations

During the quarter, Musselwhite mined 370,622 tonnes of ore and processed 361,407 tonnes at a mill head grade of 6.77 g/t gold. Gold recovery was 95.65% resulting in gold production of 75,818 ounces.

Musselwhite completed 3,338 metres of lateral development, the majority of which was to advance the 1080 exploration drift, to allow optimized underground diamond drilling in the PQ Extensions area with the objectives to continue growing reserves and resources in the extension of the mine trend.

The first ten months of Orla's 24-month capital investment strategy -- designed to support mine life extension and production growth -- have already delivered meaningful benefits and are advancing our "Growth for Longer" vision. Our Canadian team leveraged new mobile equipment to drive operational outperformance and exceed production guidance, advanced the exploration drift at a rate ten times faster than previously achieved, and delivered early drilling success from both underground and surface programs. These efforts have added resources and extended the deposit by a further two kilometres, reinforcing the strong potential for a more material mine life extension.

During 2025, Musselwhite delivered stable underground production while transitioning ownership and integrating into Orla's operating standards. Musselwhite produced 236,908 ounces of gold in full-year 2025, with 203,856 ounces attributable to Orla from the date of acquisition, exceeding the top end of production guidance.

Camino Rojo Operations

During the quarter, Camino Rojo mined over 1.7 million tonnes of ore and nearly 2.7 million tonnes of waste, for an implied strip ratio of 1.52. A total of 1.86 million tonnes of ore were stacked at an average grade of 0.47 g/t gold equating to an average daily stacking rate of about 20.2 thousand tonnes.

Our Camino Rojo team in Mexico responded rapidly and safely to the July pit wall event, mitigating the impact by processing stockpiled material while the north wall was re-established. With overburden removal now complete and mining returned to the main portion of the deposit, Camino Rojo is well positioned to deliver consistent performance in 2026. Camino Rojo produced 96,764 ounces of gold in 2025, in line with the revised annual guidance.

Liquidity Position

At December 31, 2025, Orla's cash and debt positions were $420.8 million and $385.9 million, respectively resulting in a net cash position of $35.8 million3.

On December 3, 2025, Orla announced its inaugural quarterly cash dividend of US$0.015 per share. The dividend is payable on February 10, 2026, to shareholders of record as of January 12, 2026, representing an annualized dividend of US$0.06 per share. The announcement reflects management's confidence in Orla's financial strength and its ability to return capital to shareholders while continuing to fund growth initiatives.

Cash position – December 31, 2025	$420.8 million
Debt	($385.0) million
Net Cash[2]	$35.8 million

2026 Guidance Summary

		FULL YEAR	H1	H2
Gold Production
Camino Rojo	oz	110,000 – 120,000	40,000 – 45,000	70,000 – 75,000
Musselwhite	oz	230,000 – 240,000	110,000 – 115,000	120,000 –125,000
Total Gold Production	oz	340,000 – 360,000	150,000 – 160,000	190,000 – 200,000

Total Cash Cost (net of by-product)
Camino Rojo	$/oz sold	$850 – $950	$1,100 – $1,200	$700 – $800
Musselwhite	$/oz sold	$1,200 – $1,300	$1,200 – $1,300	$1,200 – $1,300
Total Cash Cost – Consolidated	$/oz sold	$1,000 – $1,200	$1,150 – $1,250	$1,000 – $1,100

AISC –
Camino Rojo	$/oz sold	$1,150 – $1,250	$1,650 – $1,750	$850 – $950
Musselwhite	$/oz sold	$1,650 – $1,850	$1,750 – $1,850	$1,600 – $1,700
All-In Sustaining Costs – Consolidated	$/oz sold	$1,550 – $1,750	$1,800 – $1,900	$1,400 – $1,500

1. AISC and Cash Costs are non-GAAP measures. See the "Non-GAAP Measures" section of this news release for additional information.
2. Exchange rates used to forecast cost metrics include MXN/USD of 18.5 and CAD/USD of 1.35. A +/-1.0 change to the MXN/USD exchange rate would have an impact of +/-$27/oz on Camino Rojo's AISC and a +/-0.05 change to the CAD/USD exchange rate would have an impact of +/-$53/oz on Musselwhite's AISC.

Capital Expenditures		FULL YEAR
Camino Rojo
Sustaining capital expenditures (including capitalized stripping)	$m	$35
Non-sustaining – Capital projects	$m	$3
Non-sustaining – Exploration	$m	$2
Musselwhite
Sustaining capital expenditures	$m	$120
Non-sustaining – Development & Other	$m	$25
Non-sustaining – Exploration		$30
South Carlin Complex
Non-sustaining – Including South Railroad Construction	$m	$215
Total Capital Expenditures	$m	$430

Exploration and Project Development Expenses
Camino Rojo – Exploration Expense	$m	$5
Musselwhite – Exploration Expense	$m	$5
South Carlin Complex – Exploration Expense	$m	$15
South Carlin Complex – Project Development	$m	$15
Total Exploration and Development Expenses	$m	$40

Corporate G&A
Corporate General & Administrative Costs	$m	$30
Share Based Compensation (non-cash)	$m	$5
Total Corporate G&A	$m	$35

2026 Guidance Commentary

Musselwhite (Ontario, Canada)

In 2026, Musselwhite plans to mine and process approximately 1.2 million tonnes of ore at an average grade of about 6.25 g/t. To support this production profile, the mine is targeting approximately 12,000 metres of lateral development, representing an increase of roughly 2,000 metres over 2025. Mined and processed grades are expected to improve sequentially through the year, building through the first three quarters before stabilizing, and ranging from approximately 5.00 to 7.00 g/t, positioning the second half of the year as a particularly strong production period. Approximately 60% of ore tonnes will be sourced from PQ Extensions with the remainder of tonnes being derived from other areas of the mine.

Musselwhite sustaining capital is primarily focused on underground development ($50 million), additional mining and mining support equipment ($30 million), and PQ Extensions development ($14 million) which continues to provide access for the purposes of ore extraction from this zone. Non sustaining capital is also being deployed for the purpose of investing in future growth development and capitalized exploration. This includes capital development for the purposes of providing additional underground drill platforms, a significant increase in drilling activities from these platforms, and the continuation of the surface directional program.

Exploration efforts at Musselwhite for 2026 will be focused on advancing the second year of Orla's aggressive two-year exploration strategy, building on the programs initiated in 2025. Efforts will continue to target the Mine Trend Extension, underground resource and reserve growth, and selective near-mine satellite opportunities, including the Camp Bay mineralized zone and the four-kilometre strike trend along the Musselwhite SE extension toward the Karl Zeemal mineralized zone. The Company plans to spend $35 million in exploration to conduct 85,500 metres of drilling in Canada during the year (non-sustaining capitalized and expensed).

Camino Rojo (Zacatecas, Mexico)

In 2026, Camino Rojo is expected to mine approximately 7.8 million tonnes of ore and 17.0 million tonnes of waste, resulting in an implied strip ratio of about 2.2. About 1.0 million tonnes of lower grade mined ore is expected to be stockpiled. The mine is projected to crush and stack nearly 7.0 million tonnes of material on the heap leach pad, equivalent to approximately 19,000 tonnes per day. Of the total waste mined, nearly 10.0 million tonnes are located in the layback area. This operating plan and production guidance assume the receipt of the required permits in the first quarter of 2026. The ore grade processed in 2026 is expected to average approximately 0.85 g/t. Similar to Musselwhite, the production profile is weighted toward the second half of the year, with mined grades improving steadily over the course of the year--from about 0.60 g/t early in the year to approximately 0.95 g/t in the latter part of the year.

Sustaining capital at Camino Rojo is expected to total $35 million, with $16 million related to capitalized stripping and $12 million related to the phase three leach pad expansion. Approximately two-thirds of the sustaining capital is expected to be spent in the first half of the year at Camino Rojo resulting in higher AISC in the first half compared with the second half. Non-sustaining capital is expected to total $5 million and relates to early development and exploration of the Camino Rojo Sulphide Project. Upon the completion of the Camino Rojo Sulphides Preliminary Economic Assessment ("PEA") and receipt of necessary permits, the Company may look at increasing non-sustaining capital beyond the current 2026 guidance as it relates to advancing the exploration decline to support future drilling.

Total operating costs in 2026 are expected to be largely in line with 2025 levels, although royalties are anticipated to be higher from sustained higher gold prices. Sustaining capital and capitalized stripping represent notable year-over-year variances in 2026 and are expected to increase AISC accordingly. Camino Rojo is a high-margin gold producer and is well positioned to continue delivering strong cash flows to the business.

Following the release of an initial underground mineral resource estimate for the Camino Rojo Sulphides, the Company is in the process of completing a PEA, which is expected to be finalized in the first half of 2026. In parallel, the Company continues to advance additional testwork and field investigations in support of a Pre-Feasibility Study ("PFS"), with the resulting project parameters expected to form the basis for a permit application in Mexico in 2027.

Exploration efforts in Mexico for 2026 will advance a directional drill program to generate metallurgical, geotechnical and hydrological material to support the planned PFS. Additionally, priority regional drill targets will be tested for new discoveries. The Company plans to spend $7 million to conduct 8,700 metres of drilling in Mexico during the year (non-sustaining capitalized and expensed).

South Carlin Complex (Nevada, US)

In 2026, the Company is focused on advancing permitting and project development on the South Railroad Project, part of the larger South Carlin Complex.

The Company intends to allocate $215 million toward project construction at South Railroad in 2026. This spending relates to detailed engineering, construction readiness, and long-lead time procurement. Additional detail is outlined in the recent South Railroad Updated Feasibility Study press release dated January 15, 2026.

Exploration efforts in Nevada for 2026 are focused on growing and upgrading oxide resources at Pinion, Dark Star and Jasperoid Wash to extend mine life, and on drill testing the emerging Spike and Firebox oxide discoveries. The Company plans to spend $15 million to conduct 18,000 metres of drilling in Nevada during the year (expensed). The Company also expects to spend an additional $15 million on permitting and administrative costs in Nevada in 2026 (expensed).

Fourth Quarter 2025 Conference Call

Orla expects to release its fourth quarter 2025 operating and financial results on Thursday, March 19, 2026, and will host a conference call on Friday, March 20, 2026, at 10:00 AM, Eastern Time, to provide a corporate update.

Dial-In Numbers / Webcast:

USA - Toll-Free:                      +1 (800) 715-9871
USA / International Toll:          +1 (646) 307-1963
Canada - Toll-Free:                 +1 (800) 715-9871
Canada - Toronto Toll:            +1 (647) 932-3411
Conference ID:                        3544395
Webcast:                                https://orlamining.com/investors/

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP"). In this section, all currency figures in tables are in millions.

Net Cash (Debt)

Net cash (debt) is calculated as cash and cash equivalents and short-term investments less total debt at the end of the reporting period. This measure is used by management to measure the Company's debt leverage. The Company believes that net cash is useful in evaluating the Company's leverage and is also a key metric in determining the cost of debt.

NET CASH	Dec 31, 2025	Dec 31, 2024
Cash and cash equivalents	$ 420.8	$ 160.8
Debt	(385.0)	--
NET CASH	$ 35.8	$ 160.8

All-In Sustaining Cost

The Company has provided AISC performance measures that reflect all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the AISC definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate cash flow from operating activities.

Cash Costs

The Company calculated total cash costs as the sum of operating costs, royalty costs, production taxes, refining and shipping costs, net of by-product silver credits. Cash costs per ounce is calculated by taking total cash costs and dividing such amount by payable gold ounces. While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance

Preliminary Financial Results

The financial results contained in this news release for the three- and twelve-month periods ended December 31, 2025 are preliminary. Such results represent the most current information available to the Company's management, as the Company completes its financial procedures. The Company's audited consolidated financial statements for such period may result in material changes to the financial information contained in this news release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal accounting procedures and adjustments.

Dividend Policy

The declaration, amount, and payment of future dividends remain subject to the discretion of the Board of Directors and will depend upon the company's financial results, capital requirements, business conditions, and other factors. The Company will review the dividend policy on an ongoing basis and may amend it at any time depending on the Company's then current financial position, capital allocation framework, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, aside from the inaugural dividend payable on February 10, 2025 to holders of record as of January 12, 2026, no assurance can be made that any future dividends will be declared and/or paid.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the Company's 2026 guidance, including production, AISC, Cash Costs, expenditures and expenses; the Company's expectation for 2025 AISC; the Company's 2026 exploration and development plans, including the timing, results and cost thereof; the Company's dividend policy; the timing of a PEA for Camino Rojo; future increases to non-sustaining capital; expenditures for project construction at South Railroad; and the Company's goals and objectives. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

[1] AISC is a non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.
[2] FY figures for Musselwhite include production from March 1, 2025 onwards.
[3] Net Cash (Debt) is a non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.

SOURCE Orla Mining Ltd.

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CO: Orla Mining Ltd.

CNW 06:00e 20-JAN-26